Filed pursuant to Rule 433. Registration Statement Nos. 333-162219 and 333-162219-01.



RBS BRIC Trendpilot™ Note

RBS Note Details

Inception Date	**TBD**
Issuer	**The Royal Bank of Scotland plc**
Guarantor	**The Royal Bank of Scotland Group plc**
CUSIP	**78009P119**
ISIN	**US78009P1194**
Maturity	**Expected to be on or about , 2041**
Index	RBS BRIC Trendpilot Index (USD) (Bloomberg symbol: "TPBRICUT" Index), which tracks each Benchmark Index that is in a positive trend, if any, and tracks the Cash Rate for each Benchmark Index that is in a negative trend, if any.
Benchmark Indices	BNY Mellon Brazil ADR Total Return Index℠, BNY Mellon Russia Select ADR Total Return Index℠, BNY Mellon India Select ADR Total Return Index℠ and BNY Mellon China Select ADR Total Return Index℠
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S.Treasury bills (Bloomberg page: "USB3MTA <Index>")
Annual Investor Fee (accrued on a daily basis)	1.10% per annum when the Index is tracking one or more Benchmark Indices. 0.50% per annum when the Index is not tracking any Benchmark Index, and instead, is tracking only the Cash Rate.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

On any given date, the Index may provide exposure to one, two, three or all of the Benchmark Indices (if one, two, three or all of the Benchmark Indices are in a positive trend), or conversely, the Index may have exposure only to the Cash Rate (if all Benchmark Indices are in a negative trend), or a combination thereof.

Quarterly Rebalancing: The Index was created on July 11, 2011. On that date and on the last Index business day of each March, June, September and December (each, a "quarterly rebalancing date") thereafter, the weight of each Benchmark Index (or the corresponding weight allocated to the Cash Rate if such Benchmark Index is in a negative trend) within the Index is 25%. However, for each Index business day between quarterly rebalancing dates, the weight of each Benchmark Index (or the corresponding weight allocated to the Cash Rate if such Benchmark Index is in a negative trend) will fluctuate based on the percentage increase or decrease in the closing level of such Benchmark Index (or the return on the Cash Rate, as the case may be) from the prior Index business day.

The RBS BRIC Trendpilot™ Notes (the "Notes") are unsecured and unsubordinated obligations of The Royal Bank of Scotland plc ("RBS plc") and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS Group").

THE INDEX

BRIC – Emerging Market Exposure: The Notes track the RBS BRIC Trendpilot™ Index which provides exposure to the Brazil, Russia, India and China emerging equity markets in positive-trending markets (as described below).

Trend–Following Strategy: The Index utilizes a systematic trend-following strategy to provide exposure to four BNY Mellon® indices or the hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (the "Cash Rate"), or a combination thereof, depending on the performance of each Benchmark Index relative to its historical 100-day simple moving average.

Equally Weighted Quarterly: At the end of each quarter, the weight of each Benchmark Index (or the corresponding weight allocated to the Cash Rate if such Benchmark Index is in a negative trend) within the Index is 25%; however, these weights will fluctuate between quarters, as described under "Quarterly Rebalancing" below.


BRAZIL
BNY Mellon Brazil ADR Total Return Index℠
Bloomberg Symbol: BKBRT Index
RUSSIA
BNY Mellon Russia Select ADR Total Return Index℠
Bloomberg Symbol: BKRUST Index
3-Month U.S. Treasuries
CHINA
BNY Mellon China Select ADR Total Return Index℠
Bloomberg Symbol: BKTCNT Index
INDIA
BNY Mellon India Select ADR Total Return Index℠
Bloomberg Symbol: BKINXTR Index

RBS BRIC TRENDPILOT™ INDEX METHODOLOGY

For Each Benchmark Index: If the level of such Benchmark Index is **at or above** its historical 100-day simple moving average for five (5) consecutive Index business days	A positive trend is established: the Index will track such Benchmark Index with respect to that portion of the Index allocated to such Benchmark Index
For Each Benchmark Index: If the level of such Benchmark Index is **below** its historical 100-day simple moving average for five (5) consecutive Index business days	A negative trend is established: the Index will track the Cash Rate with respect to that portion of the Index allocated to the negative-trending Benchmark Index

For each of the Benchmark Indices, if neither of the above conditions is satisfied, the trend of such Benchmark Index will be the same as the trend of such Benchmark Index on the immediately preceding Index business day. For each Benchmark Index, the Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which such Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.

TOLL FREE: 855-RBS-3877

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HOW TO BUY AND SELL

Repurchase at your option
You may offer your Notes to RBS plc for repurchase on any business day on or prior to , 2041, provided that you offer a minimum of 10,000 Notes for any single repurchase and follow the procedures described in the pricing supplement.

Early redemption at our option
We may redeem all of the Notes at our discretion at any time on or prior to , 2041.

Daily Redemption Value
Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per Note. The daily redemption value on the relevant valuation date is expected to be published on an RBS website*.

Secondary Market
The Notes are not listed on any securities exchange. Other than pursuant to the early repurchase and redemption rights described above, we will not purchase Notes in the secondary market. There is currently no secondary market for the Notes.

SECTOR AND HOLDINGS BREAKDOWN (07/06/11)

Brazil

SECTOR WEIGHTING[1]	(%)
Materials	28.31
Energy	27.96
Financials	20.75
Consumer Staples	11.30
Utilities	5.17
Telco Services	4.47
Industrials	1.61
Consumer Discretionary	0.43

TOP 10 HOLDINGS[2]	(%)
Petroleo Brasileiro S.A. ADS A	14.33
Vale S.A. ADS Cl A Pfd.	13.45
Petroleo Brasileiro S.A. ADS	12.24
Itaú Unibanco Holding S.A. ADS	10.62
Vale S.A. ADS	9.50
Banco Bradesco S.A. ADS	8.71
Companhia de Bebidas das Américas - AMBEV ADS	6.01
BRF-Brazil Foods S.A. ADS	2.48
Companhia Siderurgica Nacional S.A. ADS	2.17
Gerdau S.A. ADS	2.12

Russia

SECTOR WEIGHTING[1]	(%)
Energy	54.96
Materials	18.77
Telco Services	10.40
Consumer Staples	5.22
Financials	3.86
Utilities	2.82
Industrials	1.69
Information Technology	0.90
Health Care	0.82
Consumer Discretionary	0.55

TOP 10 HOLDINGS[2]	(%)
OAO Gazprom ADS	18.77
OJSC Surgutneftegaz ADS	11.03
Lukoil Holdings ADS	10.77
Uralkali GDR	4.65
OJSC MMC Norilsk Nickel ADS	4.22
OAO Novatek GDR	4.06
Rosneft GDR	3.72
Tatneft GDR	3.47
Mobile Telesystems OJSC ADS	3.32
Rostelecom OJSC ADS	3.07

India

SECTOR WEIGHTING[1]	(%)
Financials	31.04
Information Technology	19.00
Industrials	18.11
Energy	13.21
Materials	8.03
Consumer Discretionary	4.00
Health Care	3.41
Utilities	3.01
Telco Services	0.18

TOP 10 HOLDINGS[2]	(%)
Infosys Technologies Ltd. ADS	15.23
Larsen & Toubro Ltd. GDR	13.64
Reliance Industrials Ltd. GDR	13.21
ICICI Bank Ltd. ADS	11.38
HDFC Bank Ltd. ADS	11.29
Tata Steel Ltd. GDR Reg S	4.93
Tata Motors Ltd. ADS	4.47
Axis Bank Ltd. GDR	4.38
Mahindra & Mahindra Ltd. GDR	4.00
State Bank of India GDR	4.00

China

SECTOR WEIGHTING[1]	(%)
Information Technology	26.31
Energy	24.62
Telco Services	17.67
Consumer Discretionary	11.67
Financials	8.13
Industrials	4.02
Health Care	3.26
Materials	3.03
Utilities	1.29

TOP 10 HOLDINGS[2]	(%)
China Mobile Ltd. ADS	10.17
CNOOC Ltd. ADS	8.15
PetroChina Co. Ltd. ADS	7.75
China Life Insurance Co. Ltd. ADS	6.87
Baidu, Inc. ADS	6.26
China Petroleum & Chemical Corp. ADS	5.39
China Unicom (Hong Kong) Ltd. ADS	3.79
China Telecom Corp. Ltd. ADS	3.72
Yanzhou Coal Mining Co. Ltd. ADS	3.33
Ctrip.com International Ltd. ADS	3.01

(1) Based on standard industry classifications (2) Source: BNY Mellon®

The four BNY Mellon® indices that comprise the RBS BRIC Trendpilot™ Index are composed of depositary receipts, which are generally quoted and traded in U.S. dollars on The New York Stock Exchange (NYSE), The NYSE Amex, NASDAQ Stock Market (NASDAQ) or the London Stock Exchange, either in American (ADR) or global (GDR) form. Each depositary receipt generally represents an ownership interest in shares (or fractions of a share) of an underlying stock that is quoted and traded in its local jurisdiction (specifically, Brazil, Russia, India and China) in a foreign currency (specifically, the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, as the case may be). Depositary receipts are included in the four Benchmark Indices based, among other things, on their market capitalization and liquidity.

CERTAIN RISK CONSIDERATIONS: The Notes involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the Notes in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform any or all of the Benchmark Indices, and is expected to perform poorly in volatile markets. The Notes involve risks associated with an investment in the emerging markets, as well as currency exchange risk. There is currently no secondary market for the Notes. The Notes do not pay interest. Any payment on the Notes is subject to the ability of RBS plc, as the issuer, and RBS Group, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Notes.

The Notes are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the Notes as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of Notes to which this communication relates. Before you invest in any Notes, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Group, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-3877 (toll-free). RBS BRIC Trendpilot™ Index (USD) is the property of RBS plc.

BNY Mellon®, BNY Mellon Brazil ADR Index℠, BNY Mellon Russia Select ADR Index℠, BNY Mellon India Select ADR Index℠ and BNY Mellon China Select ADR Index℠ ("BNYM Licensor Index Marks") are service marks of The Bank of New York Mellon Corporation or any of its subsidiaries, affiliates or group companies ("BNY Mellon") and have been licensed for use for certain purposes by RBS plc and RBSSI. Products based on the BNYM Licensor Index Marks named above are not sponsored, endorsed, sold, recommended or promoted by BNY Mellon®, and BNY Mellon® does not make any representation or warranty, express or implied, to the purchasers or owners of the products or any member of the public regarding the advisability of investing in financial products generally or in these products particularly, the ability of the indexes named above to track market performance or the suitability or appropriateness of the products for such purchasers, owners or such member of the public. For a further description of the license agreement between us, RBSSI and BNY Mellon® (including certain disclaimers by BNY Mellon®), see the pricing supplement relating to the Notes that RBS plc and RBS Group filed with the SEC.

RBS BRIC Trendpilot™ Index is maintained and calculated by Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC. "Dow Jones Indexes" is a service mark of Dow Jones Trademark Holdings LLC ("Dow Jones"). The RBS BRIC Trendpilot™ Notes are not sponsored, endorsed, sold or promoted by CME Indexes, Dow Jones or their respective affiliates, and CME Indexes, Dow Jones and their respective affiliates make no representation regarding the advisability of investing in the Notes.

Copyright© 2011 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

Dated July 13, 2011

TOLL FREE: 855-RBS-3877

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